DD

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 27 2004
WASH, D.C. 158

04017017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-34781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2003 (MM/DD/YY) AND ENDING 03/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWOOD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

947 LINWOOD AVENUE
(No. and Street)

RIDGEWOOD (City) NEW JERSEY (State) 07450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS NAUNTON 201.447.9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERELSON WEINER LLP
(Name – *if individual, state last, first, middle name*)

ONE DAG HAMMARSKJOLD PLAZA (Address), NEW YORK (City), NEW YORK (State), 10017-2286 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E. SWANSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIDGEWOOD SECURITIES CORPORATION, as of MARCH 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ridgewood Securities Corporation

Financial Statements and Additional Information

March 31, 2004

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ridgewood Securities Corporation

We have audited the accompanying statement of financial condition of Ridgewood Securities Corporation as of March 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Ridgewood Securities Corporation as of March 31, 2003 and for the year then ended, were audited by other auditors whose report dated May 3, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ridgewood Securities Corporation as of March 31, 2004 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Perelson Weiner LLP

May 18, 2004

Ridgewood Securities Corporation
Statements of Financial Condition

	March 31, 2004	March 31, 2003
Assets		
Cash and cash equivalents	$ 247,932	$ 49,175
Certificate of deposit	50,503	49,558
Commissions and fees receivable from affiliates	37,800	2,750
Income taxes receivable	---	50,812
Other assets	10,390	9,529
Total assets	$ 346,625	$ 161,824
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 26,200	$ 10,100
Income taxes payable	10,702	826
Total liabilities	36,902	10,926
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,000	9,000
Retained earnings	376,307	334,582
Stockholder loans	(76,584)	(193,684)
Total stockholder's equity	309,723	150,898
Total liabilities and stockholder's equity	$ 346,625	$ 161,824

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Operations

	Year Ended March 31,	
	2004	2003
Revenue:		
Placement fees	$ 1,304,529	$ 133,922
Selling commissions	563,800	118,270
Interest income	1,943	1,159
Total revenue	1,870,272	253,351
Expenses:		
Officer-stockholder payroll expense	1,738,686	351,465
Selling, general and administrative	77,651	43,043
Total expenses	1,816,337	394,508
Income (loss) before income taxes	53,935	(141,157)
Income tax expense (benefit)	12,210	(58,067)
Net income (loss)	$ 41,725	$ (83,090)

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Changes in Stockholder's Equity

	Common stock	Additional paid-in capital	Retained earnings	Stockholder Loans	Total
Balance, April 1, 2002	$ 1,000	$ 9,000	$ 417,672	$(228,684)	$ 198,988
Repayment of loans by stockholder	---	---	---	35,000	35,000
Net loss	---	---	(83,090)	---	(83,090)
Balance, March 31, 2003	1,000	9,000	334,582	(193,684)	150,898
Repayment of loans by stockholder	---	---	---	117,100	117,100
Net income	---	---	41,725	---	41,725
Balance, March 31, 2004	$ 1,000	$ 9,000	$ 376,307	$ (76,584)	$ 309,723

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Cash Flows

	Year Ended March 31,	
	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 41,725	$ (83,090)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Change in assets and liabilities:		
(Increase) decrease in commissions and fees receivable from affiliates	(35,050)	14,525
Decrease (increase) in income taxes receivable	50,812	(50,812)
(Increase) decrease in other assets	(861)	239
Increase (decrease) in accounts payable and accrued expenses	16,100	(3,300)
Increase (decrease) in income taxes payable	9,876	(7,254)
Total adjustments	40,877	(46,602)
Net cash provided by (used in) operating activities	82,602	(129,692)
Cash flows from investing activities:		
Increase in certificate of deposit	(945)	(869)
Cash flows from financing activities:		
Repayment of loans by stockholder	117,100	35,000
Net increase (decrease) in cash and cash equivalents	198,757	(95,561)
Cash and cash equivalents, beginning of year	49,175	144,736
Cash and cash equivalents, end of year	$ 247,932	$ 49,175
Supplemental disclosure:		
Income taxes paid	$ 3,801	$ ---

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983 under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of limited liability company shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC ("RPC") and Ridgewood Energy Corporation (companies affiliated through common ownership) act as Managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of or custody of customer funds.

Revenue Recognition

Revenue includes placement fees and selling commissions in connection with broker-dealer activities. After meeting the minimum offering amount, placement fees and selling commissions are recognized as the subscription documents are received.

Income Taxes

Income tax is accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. There are no differences between the tax and financial reporting bases of the Company's assets and liabilities.

Cash and Cash Equivalents

Monies invested in money market funds and certificates of deposit with maturities when purchased of three months or less are considered to be cash equivalents. At times, bank deposits may be in excess of federal insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

2. Related Party Transactions

The Company earns all placement fees and selling commissions from limited liability companies whose Managers are affiliates of the Company. RPC provides certain office space and other services to the Company without charge. The value of such rent and services for each of the years ended March 31, 2004 and 2003 is estimated to be approximately $20,000.

Loans to the sole stockholder do not bear interest and are repayable upon demand. The loans outstanding of $76,584 and $193,684 at March 31, 2004 and 2003, respectively, have been reflected as a reduction of stockholder's equity.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2004, the Company had net capital of $261,415, which was $256,415 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.14 to 1.

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

Board of Directors
Ridgewood Securities Corporation

Our report on our audit of the financial statements of Ridgewood Securities Corporation for the year ended March 31, 2004 appears on page 1. That audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information is presented only for purposes of additional analysis and is not a required part of the financial statements. The Schedule of Net Capital and Aggregate Indebtedness, however, is required by Rule 17a-5 of the Securities and Exchange Commission. Such accompanying information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion, such information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Perelson Weiner LLP

May 18, 2004

Ridgewood Securities Corporation
Computation of Net Capital Pursuant to Rule
15c3-1 of the Securities and Exchange Commission

Additional Information
- Schedule I - March 31, 2004

Net Capital		
Common stock	$	1,000
Additional paid-in capital		9,000
Retainer earnings		376,307
Stockholder loans		(76,584)
Total capital		309,723
Non-allowable assets		
Commissions and fees receivable from affiliates		37,800
Other assets		10,390
Penalty on hypothetical early withdrawal of certificate of deposit		118
Total non-allowable assets		48,308
Net capital	$	261,415
Aggregate indebtedness		
Accounts payable and accrued expenses	$	26,200
Income taxes payable		10,702
Total aggregate indebtedness	$	36,902
Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness ($2,460) or $5,000, whichever is greater)	$	5,000
Net capital		261,415
Excess net capital	$	256,415
Ratio of aggregate indebtedness to net capital		0.14 to 1

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report as of March 31, 2004.

Statement Pursuant to Rule 15C3-3
The schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15C3-3" and "Information for Possession or Control Requirements Under Rule 15C3-3" are not applicable in accordance with the Company's exemption under paragraph (k)(2)(i) of Rule 15c3-3 of the SEC.

PERELSON
WEINER LLP

CERTIFIED PUBLIC ACCOUNTANTS

ONE DAG HAMMARSKJOLD PLAZA
NEW YORK, NY 10017-2286
TELEPHONE 212.605.3100
FACSIMILE 212.605.3128
EMAIL pw@pwcpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Ridgewood Securities Corporation

In planning and performing our audit of Ridgewood Securities Corporation (Company) for the year ended March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)11 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Ridgewood Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Perelson Weiner LLP

May 18, 2004